SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Schedule 13E-3
(Rule 13e-100)
Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934
and Rule 13E-3 Thereunder
Rule 13e-3 Transaction Statement Under Section 13(e)
of the Securities Exchange Act of 1934
Katy Industries, Inc.

(Name of the Issuer)
Katy Industries, Inc.

(Name of Person(s) Filing Statement)
Common Stock, $1.00 Par Value

(Title of Class of Securities)
486026107

(CUSIP Number of Class of Securities)
David J. Feldman
President & Chief Executive Officer
305 Rock Industrial Park Drive
Bridgeton, Missouri 63044
(314) 656-4321

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)
With Copies To:
Daniel S. Evans, Esq.
Ropes & Gray LLP
One International Place
Boston, MA 02110-2624

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$482,178	$18.95

*	For purposes of calculating the fee only. This amount assumes the acquisition of 241,089 shares of common stock of the subject company estimated to be acquired from shareholders to which this Rule 13e-3 Transaction Statement relates for $2.00 per share.

**	The filing fee equals $482,178 x 0.00003930 as determined by Rule 0-11(b)(1).

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.
Amount Previously Paid: none
Form or Registration No.:
Filing Party:
Date Filed:

INTRODUCTION
This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), by Katy Industries, Inc. (“Katy” or the “Company”), a Delaware corporation.
The Company proposes to hold a special meeting of its stockholders to consider an amendment to the Company’s Certificate of Incorporation to effect a 1-for-500 reverse stock split of Katy’s common shares (the “Reverse Stock Split”). As a result of the Reverse Stock Split, (a) each stockholder owning fewer than 500 common shares of Katy immediately before the effective time of the Reverse Stock Split will receive $2.00 in cash, without interest, for each Katy common share owned by such stockholder immediately prior to the Reverse Stock Split and will no longer be a stockholder of Katy; (b) each stockholder holding 500 or more Katy shares immediately before the effective time of the Reverse Stock Split will receive one share for each 500 shares held before the Reverse Stock Split and in lieu of any fractional shares following the Reverse Stock Split, will receive $2.00 in cash, without interest, for any shares held immediately before the Reverse Stock Split that result in the fraction. Based upon the Company’s analysis, it expects to pay approximately $482,178 to its stockholders in the aggregate in connection with the Reverse Stock Split.
The primary effect of the Reverse Stock Split will be to reduce the Company’s total number of record holders by fully cashing out any shareholders with less than 500 shares. This will allow the Company to suspend its reporting obligations of its common stock under Section 15(d) of the Exchange Act.
This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by the Company with the SEC pursuant to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder with the filing of a preliminary proxy statement (“Proxy Statement”) filed under Regulation 14A of the Exchange Act. Each of the cross references indicated in the Items of this Schedule 13E-3 shows the location in the Proxy Statement of the information required to be included in response to such Items in this Schedule 13E-3. The information contained in the Proxy Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the schedules, exhibits, appendices and annexes thereto, including the accompanying proxy card. All information contained in this Schedule 13E-3 concerning Katy has been supplied by Katy.
As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement.
All references in this Schedule 13E-3 to Items numbered 1001 through 1016 contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

Item 1. SUMMARY TERM SHEET
Item 1001
The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “REVERSE STOCK SPLIT SUMMARY TERM SHEET.”
Item 2. SUBJECT COMPANY INFORMATION
Item 1002
(a)          Name and Address.
The Company is a Delaware corporation and its contact information is as follows:
Katy Industries, Inc.
305 Rock Industrial Park Drive
Bridgeton, Missouri 63044
(314) 656-4321
(b)          Securities.
As of September 19, 2008, there were 7,951,176 shares of common stock issued and outstanding, par value $1.00 per share (the “Common Stock”).
(c)          Trading Market and Price.
The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “VOTING SECURITIES — Market Price of Common Stock.”
(d)          Dividends.
The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “VOTING SECURITIES — Dividends.”
(e)          Prior Public Offerings.
There has been no underwritten public offering of the subject securities during the past three years.
(f)           Prior Stock Purchases.
The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “VOTING SECURITIES — Stock Purchases.”

Item 3. IDENTITY AND BACKGROUND OF FILING PERSON
Item 1003
(a)          Name and Address.
The filing person, Katy, is also the subject company with its address and telephone number provided in Item 2 above. See Item 3(c) below for the background of the Company’s directors and executive officers. The business address of each director and executive officer of the Company is: c/o Katy Industries, Inc., 305 Rock Industrial Park Drive, Bridgeton, Missouri, 63044. The business telephone number of each director and executive officer is: c/o Katy Industries, Inc. at (314) 656-4321.
(b)          Business and Background of Entities.
Not applicable.
(c)          Business and Background of Natural Persons.
The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “REVERSE STOCK SPLIT PROPOSAL — Description and Interest of Certain Persons in Matters to be Acted Upon.”
Item 4. TERMS OF THE TRANSACTION
Item 1004
(a)(2)     Material Terms.
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “REVERSE STOCK SPLIT SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS,” “SPECIAL FACTORS — Purpose of and Reasons for the Reverse Stock Split, — Effects of the Reverse Stock Split, — Fairness of the Reverse Stock Split, — Financing, Source of Funds and Expenses” and “REVERSE STOCK SPLIT PROPOSAL — Summary and Structure, — Material United States Federal Income Tax Consequences, — Accounting Treatment.”
(c)          Different Terms.
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “REVERSE STOCK SPLIT SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS,” “PROPOSAL I — REVERSE STOCK SPLIT,” “SPECIAL FACTORS — Effects of the Reverse Stock Split, — Fairness of the Reverse Stock Split” and “REVERSE STOCK SPLIT PROPOSAL — Summary and Structure.”
(d)          Appraisal Rights.
The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “REVERSE STOCK SPLIT PROPOSAL — Unavailability of Appraisal or Dissenters’ Rights.”
(e)          Provisions of Unaffiliated Security Holders.

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS — Fairness of the Reverse Stock Split.”
(f)          Eligibility for Listing or Trading.
Not applicable.
Item 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Item 1005
(a)          Transactions.
The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.”
(b)          Significant Corporate Events.
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS — Fairness of the Reverse Stock Split” and “PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.”
(c)          Negotiations or Contacts.
The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.”
(e)          Agreements Involving the Subject Company’s Securities.
The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.”
Item 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Item 1006
(b)          Use of Securities Acquired.
The shares purchased by the Company will be retired and returned to the status of authorized but unissued treasury shares.
(c)          Plans.
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “REVERSE STOCK SPLIT SUMMARY TERM SHEET,” “SPECIAL

FACTORS — Purpose of and Reasons for the Reverse Stock Split” and “VOTING SECURITIES — Market Price of Common Stock, — Dividends.”
Item 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS IN A GOING–PRIVATE TRANSACTION
Item 1013
(a)          Purposes.
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “REVERSE STOCK SPLIT SUMMARY TERM SHEET” and “SPECIAL FACTORS — Purpose of and Reasons for the Reverse Stock Split.”
(b)          Alternatives.
The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS — Alternatives to the Reverse Stock Split.”
(c)          Reasons.
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “REVERSE STOCK SPLIT SUMMARY TERM SHEET”, “PROPOSAL I — REVERSE STOCK SPLIT” and “SPECIAL FACTORS — Purpose of and Reasons for the Reverse Stock Split.”
(d)          Effects.
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “REVERSE STOCK SPLIT SUMMARY TERM SHEET”, “QUESTIONS AND ANSWERS,” “PROPOSAL I — REVERSE STOCK SPLIT,” “SPECIAL FACTORS — Effects of the Reverse Stock Split, — Fairness of the Reverse Stock Split” and “REVERSE STOCK SPLIT PROPOSAL — Summary and Structure, — Material United States Federal Income Tax Consequences, — Accounting Treatment.”
Item 8. FAIRNESS OF THE GOING–PRIVATE TRANSACTION
Item 1014
(a)          Fairness.
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “REVERSE STOCK SPLIT SUMMARY TERM SHEET”, “SPECIAL FACTORS — Fairness of the Reverse Stock Split” and “OPINION OF VALUATION RESEARCH CORPORATION.”
(b)          Factors Considered in Determining Fairness.
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “REVERSE STOCK SPLIT SUMMARY TERM SHEET”, “SPECIAL

FACTORS — Fairness of the Reverse Stock Split” and “OPINION OF VALUATION RESEARCH CORPORATION.”
(c)          Approval of Security Holders.
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “REVERSE STOCK SPLIT SUMMARY TERM SHEET,” “SPECIAL FACTORS — Fairness of the Reverse Stock Split” and “MEETING AND VOTING INFORMATION — Quorum and Required Vote.”
(d)          Unaffiliated Representative.
The Board of Directors of the Company has not retained an unaffiliated representative to act solely on behalf of the Company’s shareholders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS — Fairness of the Reverse Stock Split.”
(e)          Approval of Directors.
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “PROPOSAL I — REVERSE STOCK SPLIT,” “SPECIAL FACTORS — Fairness of the Reverse Stock Split, — Conclusion” and “REVERSE STOCK SPLIT PROPOSAL — Background of the Reverse Stock Split, — Recommendation of the Board of Directors.”
(f)          Other Offers.
The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS — Fairness of the Reverse Stock Split.”
Item 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS
Item 1015
(a)          Report, Opinion or Appraisal.
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “REVERSE STOCK SPLIT SUMMARY TERM SHEET,” “SPECIAL FACTORS — Fairness of the Reverse Stock Split,” “REVERSE STOCK SPLIT PROPOSAL — Background of the Reverse Stock Split, — Recommendation of the Board of Directors,” “OPINION OF VALUATION RESEARCH CORPORATION” and Exhibit A to the Proxy Statement entitled “FAIRNESS OPINION.”
(b)          Preparer and Summary of the Report, Opinion or Appraisal.
The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “OPINION OF VALUATION RESEARCH CORPORATION.”
(c)          Availability of Documents.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “OPINION OF VALUATION RESEARCH CORPORATION” and Exhibit A to the Proxy Statement entitled “FAIRNESS OPINION.”
Item 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION
Item 1007
(a)          Source of Funds.
The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS — Financing, Source of Funds and Expenses.”
(b)          Conditions.
There are no material conditions to financing. There are no alternative financing arrangements to the sources described in “SPECIAL FACTORS — Financing, Source of Funds and Expenses.”
(c)          Expenses.
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS — Financing, Source of Funds and Expenses” and “MEETING AND VOTING INFORMATION — Solicitation and Costs.”
(d)          Borrowed Funds.
The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS — Financing, Source of Funds and Expenses.”
Item 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
Item 1008
(a)          Securities Ownership.
The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “REVERSE STOCK SPLIT PROPOSAL — Description and Interest of Certain Persons in Matters to be Acted Upon.”
(b)          Securities Transactions.
None.
Item 12. THE SOLICITATION OR RECOMMENDATION
Item 1012
(d)          Intent to Tender or Vote in a Going Private Transaction.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS — Effects of the Reverse Stock Split, — Fairness of the Reverse Stock Split, — Conclusion” and “REVERSE STOCK SPLIT PROPOSAL — Recommendation of the Board of Directors, — Description and Interest of Certain Persons in Matters to be Acted Upon.”
(e)          Recommendations of Others.
The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS, — Fairness of the Reverse Stock Split.”
Item 13. FINANCIAL STATEMENTS
Item 1010
(a)          Financial Information.
The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “FINANCIAL INFORMATION — Summary Historical Financial Information.”
(b)          Pro forma Information.
The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “FINANCIAL INFORMATION — Pro Forma Financial Information.”
Item 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
Item 1009
(a)          Solicitations or Recommendations.
The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “MEETING AND VOTING INFORMATION — Solicitation and Costs.”
(b)          Employees and Corporate Assets.
The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: “MEETING AND VOTING INFORMATION — Solicitation and Costs.”
Item 15. ADDITIONAL INFORMATION
Item 1011
(b)          Other Material Information.
The information contained in the Proxy Statement, including all appendices and the proxy card attached hereto, is incorporated herein by reference.

Item 16. EXHIBITS
Item 1016
(a)(i)     Preliminary Proxy Statement on Schedule 14A including all appendices and the proxy card attached thereto, filed by Katy with the SEC on October 10, 2008 (incorporated herein by reference) (the “Proxy Statement”).
(a)(ii)     Press Release issued by Katy on October 10, 2008 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Katy with the SEC on October 10, 2008).
(b)          The Second Amended and Restated Loan Agreement dated as of November 30, 2007 with Bank of America (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed December 5, 2007).
(c)          Opinion of Valuation Research Corporation, dated September 19, 2008 (incorporated herein by reference to Exhibit A to the Proxy Statement).
(d)          Preferred Stock Purchase and Recapitalization Agreement, dated as of June 2, 2001 (incorporated herein by reference to Annex B to the Company’s Proxy Statement on Schedule 14A filed June 8, 2001).
(f)          Not applicable.
(g)          Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Date: October 10, 2008	KATY INDUSTRIES, INC.
/s/ David J. Feldman
David J. Feldman President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description

(a)(i)	Preliminary Proxy Statement on Schedule 14A including all appendices and the proxy card attached thereto, filed by Katy with the SEC on October 10, 2008 (incorporated herein by reference) (the “Proxy Statement”).

(a)(ii)	Press Release issued by Katy on October 10, 2008 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Katy with the SEC on October 10, 2008).

(b)	The Second Amended and Restated Loan Agreement dated as of November 30, 2007 with Bank of America (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed December 5, 2007).

(c)	Opinion of Valuation Research Corporation, dated September 19, 2008 (incorporated herein by reference to Exhibit A to the Proxy Statement).

(d)	Preferred Stock Purchase and Recapitalization Agreement, dated as of June 2, 2001 (incorporated herein by reference to Annex B to the Company’s Proxy Statement on Schedule 14A filed June 8, 2001).